EXHIBIT 99.1

NXT Announces $10 Million Private Placement Offering and Closing on Initial Tranche of Over $4 Million

CALGARY, Alberta, Feb. 20, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (TSX:SFD) (OTCQB:NSFDF) (“NXT” or the "Corporation") is pleased to announce it has entered into an agreement to complete a three-tranche private placement (the "Private Placement") under which Alberta Green Ventures Limited Partnership (the "Subscriber") has committed to purchase 10,905,212 units of the Corporation (the "Units") at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416.  Each Unit consists of one common share (a "Common Share") and one-third of one common share purchase warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to acquire one Common Share (a "Warrant Share") at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.

NXT is actively negotiating commercial contracts for the application of the Corporation's proprietary Stress Field Detection ("SFD®") oil & gas exploration method with governments, national oil companies and other industry participants.  The energy industry is emerging from a period of pervasive low oil prices where there is increasing value in technologies that have the potential of identifying strategic new resources.  The net proceeds of this issue will provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships and for general corporate and working capital purposes.

Closing of First Tranche of Private Placement

The first tranche of the Private Placement was completed on February 16, 2018 and the Corporation has received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.  The Subscriber now holds approximately 9.9% of the Corporation’s outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

Additional Tranches of Private Placement

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares issued and the Warrant Shares issuable under the first tranche of the Private Placement and has also conditionally approved the listing of the Common Shares and Warrant Shares issuable pursuant to the second and third tranches of the Private Placement subject to customary conditions.  Closing of the second tranche of 5,538,203 Units for gross proceeds of approximately $5,117,300, is expected to occur within the next 30 to 60 days, following TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber, as the closing of this tranche will cause the Subscriber to become an “Insider” (as such term is defined under TSX Company Manual) of the Corporation.  Following the successful completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,965 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of NXT under applicable securities laws and is subject to approval by the shareholders of the Corporation (other than the Subscriber and its associates or affiliates) on or before May 17, 2018.

Other Material Agreements

In conjunction with closing the second tranche, the Corporation and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of NXT (subject to maintaining any equity ownership of at least 10% in NXT); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of NXT in order to maintain its pro rata equity interest in NXT (subject to maintaining any equity ownership of at least 10% in NXT); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by NXT to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

In connection with the Private Placement, the Corporation entered into a finder’s fee agreement pursuant to which NXT has agreed to pay a fee equivalent to three percent (3%) of the gross proceeds of the Private Placement, as each tranche is completed.  The fee is payable in cash or Common Shares (issued at market price and subject to TSX approval), to be determined by the Corporation in its sole discretion.

Both the Common Shares and the Warrants issued in connection with the Private Placement are subject to a four-month and one day restricted hold period in Canada which will prevent such Common Shares from being resold in Canada, through a Canadian exchange or otherwise, during the restricted period.  The Warrants are not transferable and will not be listed on the TSX.

Commenting on the Private Placement, George Liszicasz, President and CEO of NXT said, “Proceeds from this financing are critical in providing NXT with the capital necessary to finalize ongoing contract negotiations for the deployment of our SFD® technology.  Furthermore, we will contribute capital towards the development of additional revenue streams to utilize our considerable and growing data sales library through multi-client data sales and strategic partnerships with an aim of growing and stabilizing revenue generation moving forward.  We have worked diligently with Alberta Green Ventures to organize this financing and welcome them as a significant shareholder in our Company.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based Corporation whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals) for completion of the Private Placement, the entering into of contemplated agreements, and the Corporation's use of the net proceeds.  Although the Corporation believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Corporation can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Corporation are described in its most recent MD&A for the period ended 30th September 2017, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Corporation assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.